Exhibit 99.E

RISK FACTORS

This section describes certain risks associated with investing in Peru’s securities, and updates the information included in Peru’s annual report on Form 18-K filed with the U.S. Securities and Exchange Commission on October 19, 2020. You should consult your financial and legal advisors about the risk of investing in Peru’s securities. Peru disclaims any responsibility for advising you on these matters.

Peru may experience political, economic or social problems that may interfere with Peru’s ability to service its indebtedness.

In the past, Peru has experienced economic and political instability and terrorist insurgency. At present, Peru is a stable democracy having completed a peaceful transition from the administration of President Ollanta Humala to President Pedro Pablo Kuczynski, who took office in July 2016, in addition to the prior transition to President Ollanta Humala by President Alan García. President Kuczynski was in office through March 23, 2018, when Congress accepted his resignation following allegations of corruption related to the Odebrecht corruption scandal. On that same date, Vice President Martín Vizcarra was sworn in as president to complete the term through 2021. President Vizcarra took executive action on September 30, 2019 that dissolved Congress and called for early legislative elections, which were held on January 26, 2020. On November 9, 2020, after several weeks of agitation in the Congress, the Congress voted to unseat President Vizcarra that resulted in him being replaced by the President of the Congress, Manuel Merino de Lama pursuant to the Constitutional succession rules of Peru. Mr. Merino de Lama was sworn in as president on November 10, 2020. Immediately thereafter, Peru was seized with nationwide protests and President Merino was forced to resign. As a consequence of Mr. Merino’s resignation, the Congress held elections to renew the Board of Directors of Congress, electing by a significant majority, the list of candidates led by Francisco Sagasti. As a consequence of his appointment as President of Congress, on November 18, 2020, Francisco Sagasti was sworn in as President of the Republic for the remaining presidential term. On November 18, 2020, President Francisco Sagasti appointed the members of his cabinet, led by Violeta Bermúdez Valdivia as President of the Council of Ministers. According to the Peruvian constitution, the new cabinet is required to appear before Congress in order to be ratified by Congress (voto de confianza) within 30 days of its appointment. As of the date hereof, the new cabinet has not yet appeared before Congress and such ratification is pending. If Congress fails to ratify the cabinet, President Sagasti would be able to propose a new cabinet. Pending ratification by Congress, all actions of the cabinet would nevertheless be legal and binding as provided by the Peruvian Constitution.

The economic and social impact resulting from the political uncertainty generated by these occurrences at the highest levels of government may cast doubt on the ability of the government to implement long-term and consistent economic and social policies required to combat social and economic issues in the future, including those designed to promote economic growth and to counteract the impact of the COVID-19 pandemic. This uncertainty may continue into 2021 as the general and presidential election is scheduled for April 11, 2021, with a presidential runoff election set for June 6, 2021 (if none of the presidential candidates receives a majority of the votes casted in the first round). The new president and all 130 members of Congress are scheduled to be inaugurated on July 28, 2021.

Furthermore, some of the measures proposed by the administration may generate political and social opposition, which may in turn prevent the government from adopting such measures as proposed. This creates further uncertainty in the ability of the administration to pass measures that it expects to implement. See “Recent Developments—The Republic of Peru—Political Developments.”

In addition, economic and political developments in other emerging countries in Latin America, such as Argentina, Bolivia, Brazil, Ecuador, Colombia and Venezuela may have an adverse effect on other countries in the region, including Peru.

RECENT DEVELOPMENTS

The Republic of Peru

Political Developments

On October 20, 2020, a motion of removal, proposed by the Unión por el Perú party, with the approval of congressmen from Podemos Perú, Acción Popular and Frente Amplio, was formally presented in Congress against President Martín Vizcarra in connection with allegations that the President accepted bribes when he was Regional Governor of Moquegua. On November 2, 2020, the plenary session of Congress voted to admit the proposal for the motion of removal with 60 votes in favor, 18 abstentions and 40 against, and scheduled the debate and vote relating to the removal motion for November 9, 2020.

On November 9, 2020, President Vizcarra appeared before Congress to present his legal defense. At conclusion of the debate, 105 congressmen voted in favor of the motion to remove the President, 19 voted against it, and 4 abstained. By this vote, the plenary of the Congress approved Motion No. 12684 declaring the permanent moral incapacity of President Vizcarra to continue to hold office, an event which under article 113.2 of the Peruvian Constitution requires the removal of the President from his office. Following the vote, the President of the Congress, Manuel Merino de Lama, convened a session of the full Congress for the next day to have himself declared president of the Republic as provided for in the Constitution, which establishes that in the absence of Vice-Presidents able to assume the position, the President of Congress must assume the presidency upon any vacancy.

On November 10, 2020, Manuel Merino de Lama was sworn in and assumed the presidency following approval of the motion for removal against President Martín Vizcarra. In the aftermath of the congressional decision public protests and opposition to the Congress’ decision to remove President Vizcarra quickly spread nationwide leading to President Manuel Merino resigning on November 15, 2020.

On the same day, following the resignation of the members of the Board, a plenary session of Congress was called to consider the constitutional succession, which required the renewal of the Board of Directors of the legislature. A single list of names was proposed for the board of directors that was rejected on first vote with 52 votes against, 42 in favor and 25 abstentions. The following day, in a new session of Congress, a new list of congressmen from different parties was presented for consideration to be appointed to the board of directors that would be led by Congressman Francisco Sagasti, , who has been member of “Partido Morado”, the only political party that voted unanimously against Vizcarra’s vacancy (9 votes against it). This new list was approved with 97 votes in favor, 26 against and no abstentions. Consequently, congressman Francisco Sagasti was sworn in as President of Congress, having won the election of the Board of Directors. The other members of the board of directors including Mirtha Vásquez, Luis Roel and Matilde Fernández were also sworn in.

On November 17, 2020, according to the rule of succession established in the Constitution, Francisco Sagasti Hochhausler was sworn in as President. In his swearing in speech, President Sagasti affirmed his commitment to respect the electoral process (general elections are scheduled for April 11, 2021) and reported on the main measures that his Government will take including ensuring economic stability and managing the fiscal accounts, as well as actions to counteract the impact of the COVID-19 pandemic.

On November 18, 2020, President Francisco Sagasti appointed the members of his cabinet, led by Violeta Bermúdez Valdivia as President of the Council of Ministers, and 17 other ministers. As of November 19, 2020, the following ministers have been appointed:

•	Violeta Bermúdez Valdivia as Prime Minister

•	Eduardo Vega Luna as Minister of Justice and Human Rights

•	Ismael Rubén Vargas Céspedes as Minister of Interior

•	Waldo Mendoza Bellido as Minister of Economy and Finance

•	Nuria del Rocío Esparch Fernández as Minister of Defense

•	Esther Elizabeth Astete Rodríguez as Minister of Foreign Affairs

•	Jaime Gálvez Delgado as Minister of Energy and Mines

•	Claudia Eugenia Cornejo Mohme as Minister of Foreign Trade and Tourism

•	José Luis Chicoma Lúcar as Minister of Production

•	Javier Eduardo Palacios Gallegos as Minister of Labor and Promotion of Employment

•	Federico Bernardo Tenorio Calderón as Minister of Agriculture and Irrigation

•	Pilar Mazzetti Soler as Minister of Health

•	Ricardo Cuenca Pareja as Minister of Education

•	Eduardo Martín González Chávez as Minister of Transport and Communications

•	Solangel Fernández Huanqui as Minister of Housing, Construction and Sanitation

•	Silvia Rosario Loli Espinoza as Minister of Women and Vulnerable Populations

•	Gabriel Quijandría Acosta as Minister of Environment

•	Alejandro Neyra Sánchez as Minister of Culture

•	Silvana Vargas Winstanley as Minister of Development and Social Inclusion

According to the Peruvian constitution, the above-mentioned cabinet is required to appear before Congress in order to be ratified by Congress within 30 days following its appointment. As of the date hereof, the new cabinet has not yet appeared before Congress and such ratification is pending. If Congress fails to ratify the cabinet, President Sagasti would be able to propose a new cabinet. Pending ratification by Congress, all actions of the cabinet would nevertheless be legal and binding as provided by the Peruvian Constitution.

On November 18, 2020, Law No. 31068 was published authorizing the extraordinary withdrawal of private pension funds (Sistema Privado de Administración de Fondos de Pensiones) in the context of the COVID-19 pandemic, up to an amount of four Tax Units-UIT (S/17,200) for pensioners that, by October 31, 2020, had not registered contributions to the Individual Capitalization Account CIC) for at least 12 consecutive months, and up to 1 UIT (S/4,300) for pensioners who did not make contributions in October 2020 and who are not beneficiaries of the withdrawal indicated above. In addition, the aforementioned law authorized the extraordinary withdrawal of up to 4 UITs (S/17,200) for pensioners with diagnosed oncological diseases. The Superintendency of Banking, Insurance and AFP (SBS) has authority to adopt regulations for compliance.

On November 3, 2020, the Congressional Budget Committee approved a bill that would allow the return of up to 1 UIT (S/4,300) of contributions to pensioners of the Social Security Normalization Office (ONP). In addition, Congress rejected by eight votes the proposal to reform the public pension system submitted by the executive branch. A plenary debate on the bill proposed by the Congressional Budget Committee and the executive branch proposal has yet to be scheduled. The then Minister of Economy and Finance has stated that the executive branch does not agree with the Congressional Budget Committee’s proposed bill, and that the executive branch will seek to achieve a consensus between the executive and legislative branches on these matters.

On October 8, 2020, Law No. 31050 was published, which establishes the extraordinary provisions for the rescheduling and freezing by financial institutions of debt in order to provide relief to individuals and MYPES for the adverse economic consequences they have experienced as a result of the COVID-19 pandemic. Within the framework of this Law, the Ministry of Economy and Finance published the Operating Regulations of the COVID-19 Guarantee Program, through Ministerial Resolution No. 296-2020-EF/15, for the rescheduling of consumer and mortgage debt of individuals and MYPES. The COVID-19 Guarantee Program focuses on the most vulnerable individuals and MYPES, who had a good payment history before the COVID-19 pandemic and who require rescheduling of their debt as a result of the adverse effects of the COVID-19 pandemic. To access the program, financial system entities (“ESFs”) must first sign a guarantee contract with Corporación Financiera de Desarollo S.A. (“COFIDE”), which establishes the operational framework for granting a guarantee within the scope of the program. In order to access the guarantee, the ESFs review the applications submitted and reschedule the debt, and reduce the financial cost (through a reduction of the interest rate) to the debtors by at least 15%, with the partial guarantee of the Peruvian Government to cover rescheduled debt that is not paid. According to the Operating Regulations, in order to benefit from the government guarantee, the term of a rescheduled credit cannot exceed three years, which may include a grace period, and it cannot be less than six months for consumer and personal, vehicle and MYPE loans, and nine months for home mortgages. The guarantees are valid only in the original currency of the debt.

Election of the Constitutional Tribunal

On October 17, 2020, Legislative Resolution No. 006-2020-2021-CR was passed by Congress and published in the Legal Norms Bulletin of the Official Gazette El Peruano. This resolution approved the regulations for the selection of candidates for Constitutional Court justices. The regulations were approved by the plenary session of Congress on October 15, 2020, and provide for two phases: the first provides for the selection of candidates by a special commission of Congress and the second provides for the election of the candidates by the plenary session of Congress. In addition, the regulations provide that the Comptroller’s Office will have a period of 15 days to examine the documentation relating to proposed candidates and submit their report to the special commission. The special commission will draw up the list of candidates and present it to the President of Congress, in order for him or her to convene a plenary session within a period of no less than five business days and proceed with the appointment.

On October 21, 2020, the special commission approved the schedule for the selection process, and the call for public competition was launched. Subsequently, the special commission approved a new schedule postponing the process (including the submission of the final report to Congress) by one week. The new schedule established that the publication of the list of applicants who meet the formal requirements was to be on November 24, 2020. Publication of the results each candidate’s qualifications and evaluations will be made on January 15, 2021, and the report to the President of Congress including an explanation of the score awarded to each candidate will be submitted on January 18, 2021. However, in the context of the turmoil that resulted from President Vizcarra’s removal from office, a majority of the members of the special commission of Congress resigned, effectively dissolving the commission. As of the date hereof, no new committee members have been appointed and no date has been set for qualification and election of magistrates to the Tribunal.

The following table provides congressional representation of each of the political parties as of November 20, 2020:

	Congressional Seats	%
Acción Popular	25	19
Frente Popular Agrícola FIA del Perú	15	12
Alianza para el Progreso	21	16
Frente Amplio	8	6
Podemos Peru	11	8
Unión por el Perú	12	9
Somos Perú	5	4
Fuerza Popular	15	12
Partido Morado	9	7
Descentralización Democrática	5	4
Independents	4	3

Total	130	100

Source: Peruvian Congress.

Selected Economic Information

Selected Economic Information

(in millions of U.S. dollars, except as otherwise indicated)

	As of the Years ended December 31,
	2015	2016	2017(1)	2018(1)	2019(1)
Domestic economy
GDP (in millions of S/ at current prices)	609,365	656,161	698,310	740,420	769,863
Real GDP (in millions of S/ at constant 2007 prices)	482,676	502,225	514,655	535,083	546,650
Real GDP growth rate (in %)	3.3	4.0	2.5	4.0	2.2
CPI (change for the period in %)	4.4	3.2	1.4	2.2	1.9
Unemployment rate (in %)(2)(11)	5.1	6.6	6.7	6.3	6.4
Unemployment rate (in %)(2)(12)	6.4	6.7	6.9	6.7	6.6
Underemployment rate (in %)(3)(12)	32.7	32.6	33.6	34.3	33.4
Balance of payments
Total current account	(9,526)	(5,064)	(2,779)	(3,821)	(3,531)
of which:
Trade balance	(2,916)	1,953	6,700	7,197	6,614
Total capital account	10,427	5,533	2,982	1,537	10,548
of which:
Foreign direct investment	8,125	5,583	6,360	6,469	7,996
Errors and omissions(4)	(829)	(300)	1,426	(1,345)	(108)
Overall balance of payments(5)	73	168	1,629	(3,629)	6,909
Change in Central Bank net international reserves (period end in %)	(1.3)%	0.3%	3.1%	(5.5)%	13.6%
Central Bank net international reserves (period end)	61,485	61,686	63,621	60,121	68,316
Public sector balance
Central government revenue(6)	32,205	30,249	32,759	36,733	38,529
As a % of GDP	16.8%	15.5%	15.3%	16.3%	16.7%
Central government expenditure(7)	35,513	32,527	37,056	38,442	40,585
As a % of GDP	18.6%	16.7%	17.3%	17.1%	17.6%
Central government fiscal balance	(5,138)	(4,249)	(6,681)	(4,449)	(4,957)
As a % of GDP	(2.7)%	(2.2)%	(3.1)%	(2.0)%	(2.1)%
Overall non-financial public sector fiscal balance (deficit) (8)	(3,710)	(4,569)	(6,436)	(5,197)	(3,757)
As a % of GDP	(1.9)%	(2.3)%	(3.0)%	(2.3)%	(1.6)%
Public sector debt
Public sector external debt	23,630	23,762	22,710	22,977	22,554
As a % of GDP	12.3%	12.2%	10.6%	10.2%	9.8%
Public sector domestic debt(9)	20,654	24,902	32,721	34,969	40,828
As a % of GDP	10.8%	12.8%	15.3%	15.5%	17.7%
Total public sector debt	44,284	48,663	55,431	57,946	63,381
As a % of GDP	23.1%	25.0%	25.9%	25.7%	27.5%
Public sector external debt service
Amortizations(9)	1,233	1,957	4,505	1,614	2,205
Interest payments(9)	953	1,033	1,121	1,152	1,170

Total external debt service	2,185	2,989	5,626	2,766	3,375
As a % of exports of goods and services(10)	5.2%	6.7%	10.4%	4.8%	5.8%
Exchange rate (end of period, S/ per U.S.$)	S/3.41	S/3.36	S/3.24	S/3.37	S/3.31
Exchange rate (average, S/ per U.S.$)	S/3.18	S/3.38	S/3.26	S/3.29	S/3.34

(1)	Preliminary data.
(2)	In Metropolitan Lima. Percentage of the working-age population (14 years old or older) that, in the week the employment survey was conducted, was seeking remunerated employment.
(3)

In Metropolitan Lima. Percentage of the working-age population (14 years old or older) working part time who would prefer to work more hours, plus the percentage of the working-age population that usually works full time but which, in the week the employment survey was conducted, worked fewer than 35 hours per week as a result of economic constraints.

(4)

Represents errors and omissions in compiling balance of payments accounts based on double-entry accounting resulting from incomplete or overlapping coverage, different prices and incomplete times of recording and conversion practices.

(5)	Includes current account balance, financial account and errors and omissions.
(6)	Excludes privatization receipts.

(7)	Includes interest payments.
(8)	Includes the non-financial public sector and the Central Bank.
(9)	Excludes Central Bank debt.
(10)	Includes exports of goods and services and investment income.
(11)	Source: Ministry of Labor
(12)	Source: National Institute of Statistics.

Source: Central Bank, unless otherwise indicated.

COVID-19 Response

In October 2020, the Minister of Health informed the Special Commission for Emergency Follow-up and COVID-19 Disaster Risk Management of Congress, that the Government foresaw three scenarios in the event of a possible second wave of the pandemic, based on the information from the National Center for Epidemiology (CDC). In the low-risk scenario, more than 800 thousand new cases were to be expected, in the medium-risk scenario, more than one and a half million new cases were to be expected; and in the last scenario, approximately 2.5 million new cases were to be expected. In November 2020, the Minister of Health, Pilar Mazzetti, informed the Congressional Constitution Commission that there is no certainty as to whether or not there will be a second wave of contagion of COVID-19.

On November 10, 2020, through Ministerial Resolution No. 928-2020 / MINSA, the technical document Preparation and Response Plan For the Possible Second Pandemic Wave due to COVID-19 in Peru was approved. The aforementioned Plan indicates that it is likely that a second wave may occur the following year, but due to the uncertainty of virus’ behavior, the magnitude of the second wave cannot be estimated. Likewise, based on current knowledge and available data in the country, the Plan sets forth three scenarios for the possible second wave of the pandemic. In the first scenario of low risk, a number of 811,363 newly infected people is expected, in the second scenario, which is the most likely, it is estimated that 1,622,726 people will get infected, and in the worst scenario 2,434,089 people will get infected

Likewise, the aforementioned Plan contains various activities to improve the preparation and response capacity of the Health Sector and reduce the morbidity and mortality rates due to COVID-19 in the Peruvian population, in case of a second wave. The aforementioned activities or actions focus on:

•

Strengthen the organization, coordination and multisectoral participation at the three levels of government (National, Regional and Local Government) for the preparation and response to a possible second pandemic wave.

•	Prevent and control community transmission of COVID-19 in the event of a possible second pandemic wave.

•	Timely detection of COVID-19 cases by intensifying epidemiological surveillance and investigation.

•	Strengthen the level of knowledge of the population and the adequate perception of risk for the prevention and control of COVID-19.

•	Strengthen the response capacity for patient care in health services in the event of a possible second pandemic wave.

•	Strengthen the system for the prevention and control of infections and the safety of care work in health facilities in the country.

Implement active vaccination against COVID-19.

•	Strengthen the availability of strategic supplies, implement efficient administrative and logistical support for the response to a possible second pandemic wave.

Legal Proceedings

On September 17, 2020, the Constitutional Court accepted the jurisdictional claim presented by the executive branch in respect of the presidential vacancy motion against President Martín Vizcarra promoted by certain parties in Congress and in order to determine how to interpret Article No. 113.2 of the Peruvian Constitution with respect to the basis and procedure required to determine if a president is deemed to be of permanent moral incapacity. However, the executive branch’s request for a precautionary measure was rejected. Subsequently, the Constitutional Court notified Congress of the admissibility resolution of the jurisdictional claim filed by the executive branch against it, contained in File No. 0002-2020-CC/TC.

On November 11, 2020, the attorney general of the Congress of the Republic responded to the jurisdictional lawsuit filed at the time by President Vizcarra’s administration regarding Congress’ removal motion. On November 16, 2020, the Constitutional Court evaluated matters related to the competence claim on presidential removal based on an argument of permanent moral incapacity of the President and scheduled a public hearing on November 18, 2020.

On November 19, 2020, following oral arguments by counsel for each of the Executive and the Congress, the Constitutional Court, by majority (4 of 7) declared inadmissible the jurisdictional claim under the argument that there is no longer a controversy (sustracción de la materia).

Set forth below are certain updates to the status of legal proceedings that were in Peru’s annual report on Form 18-K filed with the U.S. Securities and Exchange Commission on October 19, 2020.

•	On January 21, 2020, Odebrecht Latinvest S.à.r.l. filed a request for arbitration with ICSID, invoking the Peru-Belgian-Luxembourg Economic Union BIT. The Tribunal was constituted on October 28, 2020.

•	On February 28, 2020, Freeport-McMoran Inc. filed a request for arbitration with ICSID in relation to the Cerro Verde Mining Complex, invoking the Peru-US APC. The Tribunal has not been constituted.

•

On May 1, 2020, SMM Cerro Verde Nertherlands B.V filed a request for arbitration with ICSID in relation to the Cerro Verde Mining Complex, invoking the Peru-Netherlands BIT. The Tribunal has not been constituted.

•

On June 5, 2020, Desarrollo Vial de los Andes S.A.C. submitted a request for arbitration before ICSID, invoking the Concession Contract of Section 2 of IIRSA Centro: Ricardo Palma—La Oroya—Huancayo Bridge and La Oroya-Dv. Hill of Pasco. The Tribunal was constituted on August 11, 2020.

•

On August 31, 2020, each of the parties to the international arbitration commenced by Gramercy Funds Management LLC and Gramercy Peru Holdings LLC under the United States-Peru Trade Promotion Agreement, in connection with Peru’s Agrarian Reform Bonds, filed a second post-hearing brief. A hearing has been scheduled for the end of 2020 at which the parties are expected to present closing arguments.

•

On October 22, 2020, Lupaka Gold Corp. filed a request for arbitration with ICSID in relation to a mining project in the province of Huaura, invoking the Peru-Canada FTA. The Court has not been constituted.

The Economy

Recent Economic Performance

The Peruvian economy recovered in the third quarter as compulsory social isolation measures were relaxed throughout much of the country. The relaxation of these measures reduced the sharp increase in unemployment, has allowed the gradual resumption of key investment projects and has led to improved expectations for economic recovery. As a result, domestic demand decreased 8.5% third quarter compared to the same period of 2019, a significantly lower contraction than the 26.8% contraction recorded during the second quarter of 2020. Likewise, the favorable evolution of external demand and the resumption of local production implied a lower negative contribution of exports. This rapid and significant recovery has reduced the annual rate of GDP contraction, from 29.8% in the second quarter to 9.4% in the third quarter. However, activity still remains 10.1% below pre-crisis levels (fourth quarter of 2019).

The contraction of economic activity on tax revenues and the measures of the National Government to contain and mitigate the effects of the COVID-19 pandemic continued to impact the evolution of public finances during the third quarter. However, compared to the second quarter of the year, the gradual economic reopening together with implementation of the economic reactivation plan has resulted in reduced contraction of tax revenue compared to contraction recorded in the second quarter of the year. In addition, the reactivation of projects paralyzed by the quarantine cushioned the contraction of gross capital formation during the quarter. Government transfers related to payment of the second tranche of the universal grant resulted in significantly higher current spending increasing the accumulated fiscal deficit to 6.2% of GDP for last twelve months ended September 30, 2020 as compared to 4.7% of GDP for the twelve months ended June 30, 2020.

The Peruvian economy contracted 14.5% during the nine months ended September 30, 2020, compared to GDP growth of 2.3% in the nine months ended September 30, 2019. However, this contraction is lower than the 17.4% decrease recorded during the first half 2020, domestic demand decreased 12.8% compared to 15.0% in the period ended June 30, 2020. During the nine months ended September 30, 2020, private consumption decreased 11.4% and gross domestic investment decreased 23.7% (compared to the 30.9% decrease recorded during the first quarter of 2020), in each case compared to the nine months ended September 30, 2019. During the nine months ended September 30, 2020 public consumption increased 0.5%.

Non-traditional exports decreased 14.1% during the nine months ended September 30, 2020, compared to growth of 3.3% during the nine months ended September 30, 2019, primarily due to a decrease in almost all non-traditional items, including fishing, textiles, wood and wood products, chemicals, non-metallic minerals, basic metal industries, jewelry, fabric metal products, offset in part by a 3.5% increase in exports of agriculture and livestock.

During the nine months ended September 30, 2020, the Central Bank’s net international reserves increased by 6.6% compared to an increase of 17.1% in the nine months ended September 30, 2019, primarily due to a decrease of U.S.$9.6 billion in deposits of financial intermediaries and a decrease of U.S.$6.1 billion in deposits of the public sector, offset in part by a U.S.$10.1 billion increase foreign exchange operations particularly operations with public sector entities.

During the nine months ended September 30, 2020, central government revenue decreased by 24.2%, compared to a 1.7% increase in the nine months ended September 30, 2019, primarily due to a decrease in current revenue such as income tax and goods and services tax.

During the nine months ended September 30, 2020, central government expenditure increased by 10.1%, compared to an increase of 4.5% in the nine months ended September 30, 2019, primarily due to an increase in total current expenditures, including wages and salaries, goods and services and current transfers.

During the nine months ended September 30, 2020, in nominal terms, public sector external debt outstanding increased by 24.3%, compared to an increase of 0.5% in the nine months ended September 30, 2019. Public sector external debt, as a percentage of GDP, increased from 9.8% as of September 30, 2019 to 13.6% as of September 30, 2020.

For the nine months ended September 30, 2020, the rate of inflation was 1.38%, compared to 1.46% for the nine months ended September 30, 2019.

During the nine months ended September 30, 2020, public investment decreased by 33.7% compared to an increase of 1.4% in the nine months ended September 30, 2019, primarily as a result of an interruption of the projects during the quarantine period.

Gross Domestic Product and the Structure of the Economy

Since mid-March 2020, the government has adopted various measures aimed at containing the spread of the COVID-19 pandemic and preserving the health of the population. As a result of these measures that have included shutdowns of various sectors of the economy and weakening of global demand, in the six months ended June 30, 2020, gross domestic product (“GDP”) contracted by 17.4% compared to the same period in 2019. During this period, the 15.0% contraction in domestic demand was associated with the negative impact of the shutdown of non-essential activities and the uncertainty these measures generated on household spending and private investment. Meanwhile, exports decreased due to lower local production and external demand.

In particular, contraction in domestic production was due primarily to the effects of the declaration of the National State of Emergency through Supreme Decree No. 044-2020-PCM, which established mandatory social isolation and quarantine from March 16, 2020 due to the serious circumstances that affect the population resulting from the COVID-19 pandemic. This decree implemented a series of restrictions designed to protect the population against the spread of the coronavirus by stemming the rate of infections. In May 2020 through Supreme Decree No. 080-2020-PCM -PCM and then in June, through Supreme Decree No. 101-2020-PCM and Supreme Decree No. 110-2020-PCM and Supreme Decree No. 117-2020-PCM, the gradual and progressive resumption of economic activity was approved within the framework of this State of Emergency.

In the six-month period ended June 30, 2020, private consumption decreased 12.2%. The measures implemented by the government to contain the pandemic generated the paralysis of operations in most economic sectors, which brought with it a sharp decrease in purchases of goods and services, and a major deterioration in labor market indicators.

In the six-month period ended June 30, 2020, private investment decreased 39.1% due to lower investment in the mining sector (-23.0%) and that from other sectors (-40.8%).

In the six month period ended June 30, 2020, public consumption grew 0.8% in real terms, in the first quarter it grew 6.0% compared to the fall in the second quarter of 3.9%, explained by the decrease in spending by the national government and local governments.

In the six month period ended June 30, 2020, public investment decreased 39.3% compared to the comparable period in 2019, explained by the decrease in investment at the three levels of government. The investment of the national government contracted by 35.2% mainly due to the interruption of projects during the quarantine period, and to a lesser extent, due to projects that concluded or presented contractual problems before the declaration of the State of Emergency. Investment spending by regional governments and local governments was reduced by 23.2% and 29.4%, respectively, which occurred in a generalized manner in all areas and departments of the country.

The following tables set forth GDP by expenditure for the periods presented.

Gross Domestic Product by Expenditure

(in millions of U.S. dollars, at current prices)

	For the Six Months Ended June 30,
	2019(1)	2020(1)
Government consumption	11,522	11,189
Private consumption	75,512	65,620

Total consumption	87,034	76,809

Gross investment:
Public sector	4,007	2,405
Private sector	20,042	12,067
Change in inventories	(627)	1,467

Total gross investment	23,423	15,938

Demand	110,457	92,747
Exports of goods and services	26,516	18,756
Imports of goods and services	25,322	19,852

Net (exports)	1,194	(1,096)

GDP	111,652	91,651

(1)	Preliminary data.

Source: Central Bank.

Gross Domestic Product by Expenditure

(in millions of Soles, at constant 2007 prices)

	For the Six Months Ended June 30,
	2019(1)	2020(1)
Government consumption	26,521	26,725
Private consumption	175,376	153,939

Total consumption	201,897	180,664
Gross investment:
Public sector	9,086	5,518
Private sector	48,793	29,693
Change in inventories	(1,513)	3,731

Total gross investment	56,366	38,942

Demand	258,263	219,606
Exports of goods and services	72,234	52,943
Imports of goods and services	65,660	53,692

Net (exports)	6,574	(749)

GDP	264,837	218,857

(1)	Preliminary data.

Source: Central Bank.

Gross Domestic Product by Expenditure

(as a percentage of total GDP, at current prices)

	For the Six Months Ended June 30,
	2019(1)	2020(1)
Government consumption	10.3	12.2
Private consumption	67.6	71.6

Total consumption	78.0	83.8
Gross investment:
Public sector	3.6	2.6
Private sector	18.0	13.2
Change in inventories	(0.6)	1.6

Total gross investment	21.0	17.4
Demand	98.9	101.2
Exports of goods and services	23.7	20.5
Imports of goods and services	22.7	21.7

Net (exports)	1.1	(1.2)

GDP	100.0	100.0

(1)	Preliminary data.

Source: Central Bank.

Gross Domestic Product by Expenditure

(percentage change of total GDP, at constant 2007 prices)

	For the Six Months Ended June 30,
	2019(1)	2020(1)
Government consumption	(0.9)	0.8
Private consumption	2.8	(12.2)
Total consumption	2.3	(10.5)
Gross investment:
Public sector	2.6	(39.3)
Private sector	4.1	(39.1)
Change in inventories	(272.4)	(346.5)
Total gross investment	(0.5)	(30.9)
Demand	1.7	(15.0)
Exports of goods and services	0.7	(26.7)
Imports of goods and services	0.1	(18.2)
Net (exports)	6.5	(111.4)
GDP	1.8	(17.4)

(1)	Preliminary data.

Source: Central Bank.

The external financing requirement was lower by 1.5 percentage points of GDP in the six month period ended June 30, 2020 compared to the comparable period in 2019, due to the fact that the reduction in gross domestic investment exceeded that registered by national saving. The contraction in public saving is explained by a fall in income and by the use of Government resources to face the pandemic, while the interruption of private and public investment due to mandatory social isolation reduced gross domestic investment as a percentage of GDP.

Investment and Savings

(as a percentage of current GDP)

	For the Six Months Ended June 30,
	2019(1)	2020(1)
Domestic savings:
Public savings	6.3	(0.9)
Private savings	12.4	17.2

Total domestic savings	18.7	16.3
External savings	2.3	0.7

Total savings	21.0	17.0
Domestic investment	21.0	17.1

(1)	Preliminary data.

Source: Central Bank.

GDP per capita decreased 7.7%, in accordance with the decrease of total GDP. The following table shows GDP per capita for the six months in the periods ended June 30, 2019 and 2020.

Per Capita GDP(1)(2)

(in U.S. dollars, at current prices)

	For the Six Months Ended June 30,
	2019(1)	2020(1)
Per capita GDP	6,958	6,423

(1)	Without adjustment to reflect changes in purchasing power.
(2)	Preliminary data.

Source: Central Bank.

Principal Sectors of the Economy

The principal economic activities in Peru are mining and hydrocarbons, manufacturing, services (including wholesale and retail trade, transportation and tourism), agriculture and livestock.

Gross Domestic Product by Sector

(in millions of Soles, at constant 2007 prices)

	For the Six Months Ended June 30,
	2019(1)	2020(1)
Primary production:
Agriculture and livestock(2)	16,396	16,734
Fishing	1,187	1,002
Mining and hydrocarbons(3)	33,969	27,135

Total primary production	51,553	44,871
Secondary production:
Manufacturing	32,611	25,341
Construction	14,276	8,276
Electricity and water	5,099	4,554

Total secondary production	51,987	38,171
Services:
Wholesale and retail trade	28,132	20,401
Other services(4)	133,165	115,414

Total services	161,297	135,815

Total GDP	264,837	218,857

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes lodging, telecommunications, services rendered to private enterprise, government services and defense, other services and taxes. Includes taxes on products and import duties.

Source: Central Bank.

The following tables set forth the distribution of GDP in the Peruvian economy, indicating the relative percentage contribution to GDP and growth rate of each economic sector for the periods shown, in each case compared to the corresponding prior period.

Gross Domestic Product by Sector

(as a percentage of GDP, at constant 2007 prices)

	For the Six Months Ended June 30,
	2019(1)	2020(1)
Primary production:
Agriculture and livestock(2)	6.2	7.6
Fishing	0.4	0.5
Mining and hydrocarbons(3)	12.8	12.4

Total primary production	19.5	20.5
Secondary production:
Manufacturing	12.3	11.6
Construction	5.4	3.8
Electricity and water	1.9	2.1

Total secondary production	19.6	17.4
Services:
Wholesale and retail trade	10.6	9.3
Other services(4)	50.3	52.7
Total services	60.9	62.1

Total GDP	100.0	100.0

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes lodging, telecommunications, services rendered to private enterprise, government services and defense, other services and taxes. Includes taxes on products and import duties.

Source: Central Bank.

Gross Domestic Product by Sector

(percentage change from previous period, at constant 2007 prices)

	For the Six Months Ended June 30,
	2019(1)	2020(1)
Primary production:
Agriculture and livestock(2)	3.4	2.1
Fishing	(30.3)	(15.6)
Mining and hydrocarbons(3)	(1.4)	(20.1)
Total primary production	(0.9)	(13.0)
Secondary production:
Manufacturing	(4.1)	(22.3)
Construction	5.0	(42.0)
Electricity and water	4.9	(10.7)
Total secondary production	(0.9)	(26.6)
Services:
Wholesale and retail trade	2.6	(27.5)
Other services(4)	3.9	(13.3)
Total services	3.6	(15.8)
Total GDP	1.8	(17.4)

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes lodging, telecommunications, services rendered to private enterprise, government services and defense, other services and taxes. Includes taxes on products and import duties.

Source: Central Bank.

Domestic production in the six month period ended June 30, 2020 decreased by 17.4%, explained by the 27.5% contraction in the commerce sector, 22.3% in manufacturing, 20.1% in mining and hydrocarbons, 42.0% in construction, 13.3% in services (transportation and storage 29.7%, accommodation and restaurants 51.7%, services rendered to companies 24.5%), 10.7% in electricity, gas and water and 15.6% in fishing. On the other hand, the agricultural sector increased 2.1%, telecommunications and other information services 2.6%, and public administration and defense 4.2%.

Primary Production

In the six months ended June 30, 2020, primary production contracted by 13.0% compared to the comparable period in 2019, due primarily to the 20.1% contraction in mining and hydrocarbons’ production and the 15.6% decrease in the fishing sector, partially offset by a 2.1% increase in agriculture production.

Agriculture and Livestock

In the six month period ended June 30, 2020, the agricultural sector showed growth of 2.1%, driven by the results obtained from agricultural activity by 2.8% and from livestock activity by 0.7%. The agricultural subsector registered an accumulated variation of 2.8%, supported by the higher production of paddy rice, potato, alfalfa, cocoa, avocado, asparagus, paprika, grape, quinoa, oil palm, starchy corn, pecan, passion fruit, mandarin, among others.

Regarding the livestock subsector, which grew by 0.7%, the increase was sustained by the higher production of 1.2% poultry, 1.9% eggs, 1.3% fresh milk and 2.5% pigs. However, beef production contracted by 2.3%, sheep by 3.5% and alpaca by 2.1%.

Fishing

The fishing sector in the six month period ended June 30, 2020, contracted by 15.6% compared to the comparable period in 2019 due to the lower landing of species of maritime origin of 17.7%; while continental fishing reported an increase of 19.3%. Sea fishing was affected by the 21.7% lower capture of species destined for direct human consumption. On the other hand, the fishing of continental origin increased by 19.3% compared to the comparable period in 2019, due to the greater capture of species for the preparation of frozen in 90.4%, due to the greater availability of trout.

Mining and Hydrocarbons

The mining and hydrocarbons sector in the six months ended June 30, 2020 contracted by 20.1% compared to the comparable period in 2019.

Mining

The 22.1% contraction of metal mining activity mainly as a result of decreasing volumes of most component products, especially copper (21.0% contraction) with a negative contribution of 10.1 percentage points to the accumulated result of the sector, followed by the decrease in production of gold (contraction of 34.7%), zinc (23.8% contraction), silver (29.4% contraction), iron (36.6% contraction), lead (30.2% contraction) and tin (24.3% contraction), which resulted in an overall reduction in contribution to GDP of 9.3 percentage points, in each case, compared to the comparable period of 2019. These adverse results were partially offset by the 9.1% increase in accumulated molybdenum production with a contribution of 0.5 percentage points to the sector.

Hydrocarbons

The hydrocarbons subsector decreased by 8.8% in the six month period ended June 30, 2020 compared to the comparable period in 2019, due to the 17.5% decrease in natural gas production, 6.0% lower production of liquefied natural gas and 5.7% reduction in crude oil production during the period. On a cumulative basis, the hydrocarbons sector’s contribution to GDP contracted by 1.3 percentage points compared to its contribution in 2019.

Secondary Production

Manufacturing

In the six month period ended June 30, 2020, manufacturing activity decreased 22.3% compared to the comparable period in 2019, primarily as a result of lower activity of the non-primary manufacturing subsector which contracted by 27.9% and the primary manufacturing subsector which contracted by 7.6%.

Primary manufacturing. The decrease in primary manufacturing during the period was due to the lower production of petroleum refining products which decreased by 42.0% and the processing and preservation of fish, crustaceans and mollusks by which decreased by 23.0%, in each case, compared to the comparable period in 2019. However, sugar processing increased 0.6%, meat processing and preservation by 0.4% and the processing of precious metals and other non-ferrous metals by 10.9% during the period.

Non-primary manufacturing. The contraction of the non-primary manufacturing industry was explained by the lower production of intermediate goods by (contracted by 29.2%), consumer goods (contracted by 22.3%) and capital goods (contracted by 57.6%) during the six months ended June 30, 2020 compared to the comparable period in 2019.

Construction

In the six month period ended June 30, 2020, the construction sector registered a contraction of 42.0%, as a result of a 40.6% decrease in cement consumption and a 53.2% reduction in investment in the physical progress of works, in each case, compared to the six month period ended June 30, 2019.

Electricity, Water and Gas

In the six month period ended January 30, 2020, the electricity, gas and water sector contracted by 10.7%, as a consequence of a 12.0% decrease in electricity generation and a 28.2% decrease in gas distribution, in each case, compared to the six month period ended June 30, 2019, while water production increased 1.4%.

Services

Wholesale and Retail Trade

In the six month period ended June 30, 2020, the commerce sector contracted by 27.5%, compared to the comparable period in 2019, explained by the lower levels of commercialization achieved in its three sub-sectors: wholesale trade, wholesale trade retail and automotive trade, primarily as a result of the impact of the State of Emergency decreed in mid-March 2020.

Other Services

In the six month period ended June 30, 2020, the services sector contracted 13.3% compared to the comparable period in 2019.

The transport, storage, mail and messaging sector in the six month period ended June 30, 2020 decreased 29.7%, compared to the comparable period in 2019, affected by lower activity in the transportation subsector and the storage and messaging subsector.

In the six month period ended June 30, 2020, the accommodation and restaurants sector registered a decrease of 51.7%, affected by the 51.2% decrease in activity of the restaurants subsector and 55.4% decreased in the accommodation subsector, in each case compared to the six month period ended June 30, 2019.

In the six month period ended June 30, 2020, the telecommunications and other information services sector increased by 2.6%, due to the increase in the telecommunications subsector of 7.5% compared to the comparable period in 2019, while the other information services subsector contracted by 25.7%.

In the six month period ended June 30, 2020, the services provided to other companies decreased by 24.5%, compared to the comparable period in 2019, explained by decrease of its main components, within the framework of the State of Emergency.

In the six month period ended June 30, 2020, government services grew by 4.2%, having provided more resources to the various public sector agencies that are responsible for addressing the economic, health and safety issues that have resulted from the government’s response to the COVID-19 pandemic.

In the six month period ended June 30, 2020, tax revenue in real terms contracted by 20.8%, due primarily to a 20.3% lower collection of import duties and a 20.9% reduction in other taxes on products.

Concessions

No concessions were granted in the six month period ended June 30, 2020.

Balance of Payments and Foreign Trade

Balance of Payments

The balance of payments accounts are used to record the value of the transactions carried out between a country’s residents and the rest of the world. The balance of payments is composed of:

•	the current account, which comprises:

•	net exports of goods and services;

•	net financial and investment income; and

•	net transfers; and

•	the capital account, which is the difference between financial capital inflows and financial capital outflows.

The following table provides information, based on period-end exchange rates, regarding Peru’s balance of payments for the periods presented.

Balance of Payments

(in millions of U.S. dollars, at current prices)

	For the Six Months Ended June 30,
	2019(8)	2020(8)
Current account:
Trade balance:
Exports (FOB)(1)	22,842	16,748
Imports (FOB)(1)	(20,185)	(15,938)

Trade balance	2,657	810
Services, net	(1,387)	(1,884)
of which:
Net income from tourism(2)	482	76
Net income from transportation(3)	(755)	(800)
Financial and investment income, net(4)	(5,697)	(1,868)
Current transfers, net	1,889	2,208
of which:
Workers’ remittances	1,635	1,269

Current account balance	(2,539)	(733)
Capital account:
Foreign direct investment	3,367	1,092
Portfolio investment	(346)	(148)
Other medium and long-term capital(5)	4228	3,774
of which:
Disbursements to the public sector	1,335	3,402
Other capital, including short-term capital	561	902

Capital account balance	7,809	5,621
Errors and omissions(6)	419	(2,577)

Balance of payments	5,689	2,311

Financing:
Change in gross Central Bank reserves(7)	(5,689)	(2,311)
Use of IMF Resources
Exceptional financing, net	—	—
Total financing	(5,689)	(2,311)
Memorandum item:
Current account balance (deficit) (as a % of GDP)	(2.3)	(0.8)
Public sector: bond trading in the secondary market (net)

(1)	Based on customs declarations, records of temporary admissions, free-trade zone imports, grants and other adjustments.
(2)	Based on a survey of tourists. Income from tourism represents the total expenditure by a tourist multiplied by the total number of tourists.
(3)	Includes freight services, passenger transportation and port expenses of ships and airplanes.
(4)	Includes interest payments.

(5)	Includes debt amortization payments.
(6)	Represents errors and omissions from double-entry accounting resulting from incomplete or overlapping coverage, different prices and incomplete times of recording and conversion practices.
(7)	Refers to changes in reserve used to finance balance of payments and corresponds to net international reserves excluding the use of IMF resources.
(8)	Preliminary data.

Source: Central Bank.

Current Account

During the six months ended June 30, 2020, The current account registered a deficit of U.S.$0.7 billion or 0.8% of GDP, being less than the U.S.$2.5 billion or 2.3% of GDP in June 2019. This result mainly reflected the lower deficit of the private sector factor income, associated with lower profits of foreign direct investment companies in all sectors (mainly services and mining), and higher current transfers (taxes on the sale of Luz del Sur), in line with the sharp contraction in local activity.

Trade Balance

During the six months ended June 30, 2020, The trade balance registered a surplus of U.S.$0.8 billion, a figure that was lower than that obtained for the comparable period in 2019, which was a surplus of U.S.$2.7 billion. In the six months ended June 30, 2020 and 2019, Peru’s exports consisted primarily of exports of:

•

traditional mineral exports, such as gold, silver, copper, zinc and lead, valued at U.S.$10.2 billion during the six months ended June 30, 2020, representing 60.8% of total exports while for the comparable period in 2019, was valued at U.S.$13.5 billion, representing 59.0% of total exports;

•

petroleum and derivative products valued at U.S.$0.7 billion during the six months ended June 30, 2020, representing 4.4% of total exports, while for the comparable period in 2019, was valued at U.S.$1.5 billion, representing 6.6% of total exports;

•

traditional fishing exports, such as fishmeal and fish oil, valued at U.S.$0.5 billion during the six months ended June 30, 2020, representing 2.9% of total exports, while for the comparable period in 2019 valued at U.S.$1.1 billion, yet representing 4.9% of total exports;

•

non-traditional agriculture and livestock exports valued at U.S.$2.8 billion during the six months ended June 30, 2020, representing 16.6% of total exports, and same valued at U.S.$2.8 billion during the comparable period in 2019, representing 12.1% of total exports; and

•

non-traditional textile exports, such as textile fibers and cloth, valued at U.S.$0.4 billion during the six months ended June 30, 2020, representing 2.3% of total exports, while for the comparable period in 2019 valued at U.S.$0.7 billion, representing 3.0% of total exports during the six months of the year.

The following tables provide further information on exports for the periods presented.

Exports(1)

(in millions of U.S. dollars, at current prices)

	For the Six Months Ended June 30,
	2019(1)	2020(1)
Traditional:
Fishing	1,117	484
Agricultural	174	132
Mineral	13,479	10,177
Petroleum and natural gas	1,499	734

Total traditional	16,270	11,527
Non-traditional:
Agriculture and livestock	2,769	2,786
Fishing	794	475
Textiles	686	387
Timbers and papers, and manufactures	166	108
Chemical	789	656
Non-metallic minerals	307	183
Basic metal industries and jewelry	627	346
Fabricated metal products and machinery	290	184
Other products(2)	60	34

Total non-traditional	6,489	5,160
Other products(3)	84	62

Total exports	22,842	16,748

(1)	Preliminary data.
(2)	Includes leather and handcrafts.
(3)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Source: Central Bank.

Exports(1)

(as a percentage of total exports, at current prices)

	For the Six Months Ended June 30,
	2019(1)	2020(1)
Traditional:
Fishing	4.9	2.9
Agricultural	0.8	0.8
Mineral	59.0	60.8
Petroleum and natural gas	6.6	4.4

Total traditional	71.2	68.8
Non-traditional:
Agriculture and livestock	12.1	16.6
Fishing	3.5	2.8
Textiles	3.0	2.3
Timbers and papers, and manufactures	0.7	0.6
Chemical	3.5	3.9
Non-metallic minerals	1.3	1.1
Basic metal industries and jewelry	2.7	2.1
Fabricated metal products and machinery	1.3	1.1
Other products(2)	0.3	0.2

Total non-traditional	28.4	30.8
Other products(3)	0.4	0.4

Total exports	100.0	100.0

(1)	Preliminary data.
(2)	Includes leather and handcrafts.
(3)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Source: Central Bank.

In the six months ended June 30, 2020 and 2019, Peru’s imports consisted primarily of imports of:

•

intermediate goods, such as fuels and raw materials for agricultural and industrial production, valued at U.S.$7.4 billion during the six months ended June 30, 2020, representing 46.6% of total imports for such period, and valued at U.S.$9.6 billion in the comparable period in 2019, representing 47.6% of total imports for such period;

•

capital goods, such as transportation and building equipment, valued at U.S.$4.6 billion in the six months ended June 30, 2020, representing 28.9% of total imports for such period, and valued at U.S.$5.9 billion in the comparable period in the prior year, representing 29.3% of total imports for such period; and

•

consumer goods valued at U.S.$3.9 billion in the six months ended June 30, 2020, representing 24.2% of total imports for such period, and valued at U.S.4.6 billion in the comparable period the prior year, representing 22.8% of total imports for such period.

The following tables provide further information regarding imports for the periods presented.

Imports

(in millions of U.S. dollars, at current prices)

	For the Six Months Ended June 30,
	2019(1)	2020(1)
Consumer goods:
Durable goods	1,997	1,305
Non-durable goods	2,614	2,548

Total consumer goods	4,612	3,854
Intermediate goods:
Petroleum products, lubricants	2,887	1,531
Raw materials for agriculture	713	686
Raw materials for manufacturing	6,008	5,215

Total intermediate goods	9,607	7,432
Capital goods:
Construction materials	629	565
For agriculture	69	50
For manufacturing	3,746	3,116
Transportation equipment	1,473	881

Total capital goods	5,916	4,612
Other(2)	50	39

Total imports	20,185	15,938

Memorandum items:
Temporal admission imports(3)	184	183
Imports into free trade zone(4)	103	51

(1)	Preliminary data.
(2)	Includes the donation of goods, the purchase of fuels and Peruvian foodstuffs and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.
(3)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.
(4)	Imports through the Tacna Special Processing Area, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones, but only the Tacna zone is economically active.

Source: Central Bank.

Imports

(as a percentage of total imports, at current prices)

	For the Six Months Ended June 30,
	2019(1)	2020(1)
Consumer goods:
Durable goods	9.9	8.2
Non-durable goods	13.0	16.0

Total consumer goods	22.8	24.2
Intermediate goods:
Petroleum products, lubricants	14.3	9.6
Raw materials for agriculture	3.5	4.3
Raw materials for manufacturing	29.8	32.7

Total intermediate goods	47.6	46.6
Capital goods:
Construction materials	3.1	3.5
For agriculture	0.3	0.3
For manufacturing	18.6	19.5
Transportation equipment	7.3	5.5

Total capital goods	29.3	28.9
Other (2)	0.2	0.2

Total imports	100.0	100.0

Memorandum items:
Temporal admission imports(3)	0.9	1.1
Imports into free trade zone(4)	0.5	0.3

(1)	Preliminary data.
(2)	Includes the donation of goods, the purchase of fuels and Peruvian foodstuffs and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.
(3)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.
(4)

Imports through the Tacna Special Processing Area, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones, but only the Tacna Special Processing Area is economically active.

Source: Central Bank.

Capital Account

The capital account reflects foreign direct investment and monetary flows into and out of a nation’s financial markets.

Geographic Distribution of Exports

(as a percentage of total exports, at current prices)

	For the Six Months Ended June 30,
	2019	2020
United States	10.9	16.1
Canada	4.5	6.3
Mexico	0.9	1.2
Total North America	16.3	23.6
Brazil	3.3	1.7
Colombia	1.7	1.7
Chile	2.7	3.1
Venezuela	0.1	0.1
Other	9.2	7.7
Total Latin America	16.9	14.3
United Kingdom	0.8	0.9
Switzerland	4.9	2.9
Germany	2.1	2.1
Spain	2.6	2.8
Other	7.4	8.0
Total Europe	17.8	16.7
Japan	4.6	4.8
China	29.7	25.6
Others	12.8	12.7
Total Asia	47.1	43.1
Africa and Others	1.8	2.3

Total Exports	100.0	100.0

In the six months ended June 30, 2020, the capital account balance decreased to U.S.$5.6 billion as compared to U.S.$7.8 billion for the comparable period in 2019. Mainly due to lower foreign direct investment, which was affected by lower reinvestment of profits and lower capital contributions.

Geographic Distribution of Imports

(as a percentage of total exports, at current prices)

	For the Six Months Ended June 30,
	2019	2020
United States	20.8	19.4
Canada	1.4	2.2
Mexico	4.4	4.0
Total North America	26.6	25.6
Brazil	5.6	5.5
Colombia	3.3	2.7
Chile	3.6	3.5
Venezuela	0.0	0.0
Other	9.1	8.1
Total Latin America	21.7	19.9
United Kingdom	0.6	0.6
Switzerland	0.4	0.4
Germany	2.7	2.9
Spain	2.0	2.1
Other	6.6	6.8
Total Europe	12.3	12.9
Japan	2.5	2.3
China	24.4	25.9
Others	10.1	10.3
Total Asia	37.0	38.5
Africa and Others	2.5	3.3

Total Imports	100.0	100.0

Foreign Direct Investment

Peru has an open investment regime and a legal framework that generally promotes and protects foreign investment. The basis of this open investment regime was established in 1991 through the Foreign Investment Promotion Law and the Private Investment Growth Framework Law, as amended. This framework allows both foreign and domestic investors to enter into legal stability agreements with the Government.

During the six months ended June 30, 2020, Foreign direct investment decreased to U.S.$1.1 billion, lower than the U.S.$3.4 billion obtained for the comparable period in 2019. The lower foreign direct investment (mainly in services and energy) is associated with the lower capital contributions received in this period and the lower reinvestment of profits.

The Monetary System

Monetary Policy

The inflation rate for six months ended June 30, 2020 was 1.60% (which was within the Central Bank’s target annual inflation rate for the period, set between 1% and 3%) compared to 2.29% for the comparable period in 2019.

During 2020, the Central Bank reduced the reference interest rate to 0.25% in April 2020.

Liquidity and Credit Aggregates

The following table presents the monetary base and international reserves as of the dates shown.

Monetary Base and Central Bank’s International Reserves

(in millions of U.S. dollars, at current prices)

	For the Six Months Ended June 30,
	2019	2020
Currency in circulation and cash in vaults at banks	17,120	20,838
Deposit at the Central Bank	658	1,447

Monetary base	17,778	22,284
Gross international reserves	66,714	71,472
Net international reserves	66,513	71,450

Source: Central Bank.

Net international reserves increased from approximately U.S.$66.5 billion as of June 30 2019 to approximately U.S.$71.5 billion as of June 30, 2020.

	For the Six Months Ended June 30,
	2019	2020
	(in millions of U.S. dollars at current prices)
Monetary aggregates
Currency in circulation	14,422	17,888
M1	27,259	36,629
M2	63,324	80,569
M3	95,244	112,051
Credit by sector(1)
Public sector (net)(2)	(21,758)	(18,192)
Private sector	96,584	103,467

Total credit aggregates	74,826	85,275

Deposits
Local currency(3)	49,645	61,648
Foreign currency(4)	29,430	30,518

Total deposits	79,075	92,166

(1)	Includes securities offerings and cash advances from checking accounts of depository corporations.
(2)	Net claims on public sector of depository corporations.
(3)	Includes sight deposits, savings deposits and time deposits in domestic currency of depository corporations.
(4)	Includes demand deposits, savings deposits and time deposits in foreign currency of depository corporations.

Source: Central Bank.

Public Sector Finances

Non-Financial Public Sector

Peru’s non-financial public sector consists of:

•	the Government;

•	the Government’s various decentralized administrative and regulatory agencies, such as:

•	ESSALUD; and

•	the National Superintendence for Tax Administration, or SUNAT;

•	the local governments; and

•	non-financial state-owned enterprises, such as Petroperu; and Empresa de Electricidad del Perú S.A., or Electroperu.

For the period ended June 30 2020, the non-financial public sector deficit was U.S.$3.4 billion, or 3.7% of GDP, lower compared to a surplus in excess of U.S.$2.9 billion or 2.6% of GDP, recorded in the comparable period in 2019.

This evolution is explained by higher non-financial expenditures (3.5% of GDP) and lower current income of the general government (1.4% of GDP), effects that were reinforced by the higher primary deficit of public companies (0.8% of GDP).

The current revenues of the general government contracted due to both lower tax revenues, which decreased by 0.8 percentage points of GDP, and non-tax revenues, which decreased by 0.6 percentage points of GDP. As a percentage of GDP, current income went from 21.5 to 20.2% between the first six months of 2019 and the six months of 2020. The reduction in income mainly reflected the contraction in economic activity and the use of tax tools, basically postponements of tax payments to provide tax relief to help mitigate the effects of COVID-19.

The following tables provide information on the non-financial public sector accounts for the periods presented.

Consolidated Accounts of the Non-Financial Public Sector (NFPS)(1)(2)

(in millions of U.S. dollars, at current prices)

	For the Six Months Ended June 30,
	2019	2020
Primary balance (deficit):
Primary NFPS	4,527	(1,695)
Interest payments:
Total interest payments	1,618	1,669

Overall NFPS	2,909	(3,364)
Financing:
External	1,022	3,864
Domestic	(3,942)	(504)
Privatization	11	4

Total financing	(2,909)	3,364

(1)	Includes the operations of the Government and non-financial public institutions but excludes the operations of financial public institutions.
(2)	Preliminary data.

Source: Central Bank.

Consolidated Accounts of the Non-Financial Public Sector (NFPS)(1)(2)

(as a percentage of GDP, at current prices)

	For the Six Months Ended June 30,
	2019	2020
Primary balance (deficit):
Primary NFPS	4.1	(1.8)
Interest payments:
Total interest payments	1.4	1.8

Overall NFPS	2.6	(3.7)
Financing:
External	0.9	4.2
Domestic	(3.5)	(0.6)
Privatization	—	—

Total financing	(2.6)	3.7

(1)	Includes the operations of the Government and non-financial public institutions but excludes the operations of financial public institutions.
(2)	Preliminary data.

Source: Central Bank.

Central Government

Peru’s central government comprises the Executive branch, including its ministries and other centralized agencies.

The central government derives its revenues primarily from:

•	tax collections;

•	import tariffs;

•	non-tax revenues, such as fees, interest income and royalties from mining and hydrocarbon production; and

•	dividends from state-owned companies.

In the six month 2019 period, total government revenues were U.S.$20.2 billion, or 18.3% of GDP, compared to U.S.$15.4 billion, or 16.8% of GDP, in same period 2020.

Government expenditures consist primarily of:

•	wages of public sector employees;

•	transfers to public sector entities;

•	interest payments on debt;

•	public investments in infrastructure; and

•	pension expenditures.

In the six month 2020 period, total Government expenditures were U.S.$17.7 billion, or 19.3% of GDP, compared to U.S.$17.6 billion, or 15.8% of GDP, in same period 2019. In the six month 2020 period, the primary deficit was U.S.$3.8 billion, or 4.2% of GDP, compared to a U.S.$1.4 billion surplus, or 1.3% of GDP, in 2019.

The following tables provide information regarding government accounts for the periods presented.

Central Government Accounts(1)(2)

(in millions of U.S. dollars, at current prices)

	For the Six Months Ended June 30,
	2019	2020
Fiscal revenue:
Current revenue:
Tax revenue:
Income tax	7,645	6,469
Taxes on goods and services	10,651	8,384
General sales tax	9,425	7,442
Excise taxes	1,226	942
Import tariffs	209	158
Other taxes	(1,056)	(1,419)

Total tax revenue	17,449	13,592
Non-tax revenue(3)	2,793	1,840

Total current revenue	20,243	15,432
Capital revenue	224	17

Total fiscal revenue	20,467	15,449
Expenditures:
Current non-financial expenditures:
Wages and salaries	5,671	5,797
Goods and services	3,651	3,430
Current transfers	4,619	6,032

Total current non-financial expenditures	13,942	15,259
Capital expenditures:
Fixed investment	1,855	1,056
Other	1,803	1,407

Total capital expenditures	3,659	2,463

Total expenditures	17,600	17,722
Fiscal balance:
Primary fiscal balance	2,872	(2,271)
Interest	1,470	1,546

Overall fiscal balance	1,402	(3,817)
Financing:
Foreign financing	589	3,184
Domestic financing	(2,002)	629
Privatization	11	4

Total financing	(1,402)	3,817

(1)	Includes the operations of the Government and non-financial public institutions, but excludes the operations of financial public institutions.
(2)	Preliminary data.
(3)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Source: Central Bank.

Central Government Accounts(1)(2)

(as a percentage of GDP, at current prices)

	For the Six Months Ended June 30,
	2019	2020
Fiscal revenue:
Current revenue:
Tax revenue:
Income tax	6.8	7.1
Taxes on goods and services	9.5	9.1
General sales tax	8.4	8.1
Excise taxes	1.1	1.0
Import tariffs	0.2	0.2
Other taxes	(0.9)	(1.5)

Total tax revenue	15.6	14.8
Non-tax revenue(3)	2.5	2.0

Total current revenue	18.1	16.8
Capital revenue	0.2	0.0

Total fiscal revenue	18.3	16.8
Expenditures:
Current non-financial expenditures:
Wages and salaries	5.1	6.3
Goods and services	3.3	3.7
Current transfers	4.1	6.6

Total current non-financial expenditures	12.5	16.6
Capital expenditures:
Fixed investment	1.7	1.2
Other	1.6	1.5
Total capital expenditures	3.3	2.7

Total expenditures	15.8	19.3
Fiscal balance:
Primary fiscal balance	2.6	(2.5)
Interest	1.3	1.7

Overall fiscal balance	1.3	(4.2)
Financing:
Foreign financing	0.5	3.5
Domestic financing	(1.8)	0.7
Privatization	—	—

Total financing	(1.3)	4.2

(1)	Includes the operations of the Government and non-financial public institutions but excludes the operations of financial public institutions.
(2)	Preliminary data.
(3)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Source: Central Bank.

Tax Regime

All government taxes in Peru are collected by the SUNAT. SUNAT’s budget is determined primarily through a percentage-based funding mechanism that provides the agency with 1.6% of its domestic tax collections and with 1.5% of import tariffs.

The following table presents the composition of Peru’s tax revenues for the periods presented.

Tax Revenue of Peru (Central Government)(1)

(as a percentage of total tax revenue)

	For the Six Months Ended June 30,
	2019	2020
Income tax:
Individual	13.3	14.6
Corporate	21.1	25.9
Clearing	9.4	7.1

Total income tax	43.8	47.6
Taxes on goods and services:
Value-added tax	54.0	54.8
Excise tax:
Fuel tax	2.7	3.0
Other	4.4	3.9

Total excise tax	7.0	6.9

Total taxes on goods and services	61.0	61.7

Import tariffs	1.2	1.2
Other taxes	9.0	7.1
Tax refund	(15.1)	(17.5)

Total tax revenue	100.0	100.0

(1)	Reflects adjustments to reconcile estimated income tax withheld with actual income tax liabilities.

Source: Central Bank.

The 2020 Budget

The 2020 budget was submitted to the Congress of the Republic of Peru in August 2019 and was approved on November 30, 2019. The following table summarizes the principal assumptions on which the 2020 budget was based.

Principal Budgetary Assumptions for 2020

Projected real GDP growth	4.0%
Projected (cumulative) inflation	2.4%
Projected average exchange rate	S/3.33 per U.S. dollar

Source: Ministry of Economy and Finance.

Based on these assumptions, the 2020 budget proposal projects the following:

•	fiscal revenues of S/117.5 billion, or approximately U.S.$31.6 billion;

•	public expenditures of S/145.0 billion, or approximately U.S.$40.5 billion; and

•	an overall non-financial public sector deficit of S/16.2 billion, or 2.0% of projected 2020 GDP.

The following tables set forth Peru’s revenues and expenditures of the 2020 budget by principal categories:

	National Government	Regional Governments	Local Governments	Total
	(in millions of soles)
Current expenditures	78,931	24,749	12,061	115,741
Capital investments	32,269	6,817	8,368	47,454
Debt services	13,382	340	450	14,172

Total expenditures	124,582	31,907	20,879	177,368

The following table sets forth the assumed sources of revenue for purposes of the 2020 budget:

Amount
(in millions of soles)
Tax revenue	117,466
Administrative and governmental fees	14,508
Third-party credit sources	21,240
Donations and transfers	554
Other (1)	23,600

Total	177,368

(1)	Includes revenue from mining rights, concession fees, and related items.

The 2021 Budget

The 2021 budget was submitted to the Congress of the Republic of Peru in August 2020 for approval. The following table summarizes the principal assumptions on which the 2021 budget is based.

Principal Budgetary Assumptions for 2021

Projected real GDP growth	10.0%
Projected (cumulative) inflation	2.0%
Projected average exchange rate	S/3.46 per U.S. dollar

Source: Ministry of Economy and Finance.

Based on these assumptions, the 2021 budget proposal projects the following:

•	fiscal revenues of S/99.5 billion, or approximately U.S.$28.1 billion;

•	public expenditures of S/146.4 billion, or approximately U.S.$41.3 billion; and

•	an overall non-financial public sector deficit of S/47.5 billion, or approximately U.S.$13.4 billion, or 6.2% of projected 2021 GDP.

The following table sets forth the assumed sources of expenditures for purposes of the 2021 budget:

	National Government	Regional Governments	Local Governments	Total
	(in millions of soles)
Current expenditures	83,018	25,378	12,293	120,689
Capital investments	30,795	7,362	8,216	46,373
Debt services	15,231	352	384	15,967

Total expenditures	129,044	33,093	20,894	183,030

Source: Central Bank and Ministry of Economy and Finance.

The following table sets forth the assumed sources of revenue for purposes of the 2021 budget:

Sources of Revenue	Amount
(in millions of soles)
Tax revenue	99,541
Administrative and governmental fees	12,519
Third-party credit sources	47,651
Donations and transfers	476
Other (1)	22,842

Total	183,030

(1)	Includes revenue from mining rights, concession fees, and related items.

Source: Central Bank and Ministry of Economy and Finance.

Public Sector Debt

Peru’s total public sector debt consists of foreign currency-denominated debt and sol-denominated debt. Peru’s total public external debt consists of loans from foreign creditors to the Government, the Central Bank and public sector entities as well as bonds issued in the international capital markets.

As of June 30, 2020, 59.3% of total public debt was denominated in Soles.

External Debt

As of June 30, 2020, public sector external debt totaled U.S.$25.8 billion, or 12.2% of GDP, compared to U.S.$23.2 billion, or 10.3% of GDP, as of June 30, 2019.

The following tables provide further information on public sector external debt as of the dates presented.

Public Sector External Debt

(in millions of U.S. dollars, except for percentages)

	For the Six Months Ended June 30,
	2019	2020
Public sector external debt	23,204	25,758
Total public sector external debt as % of GDP(1)	10.3	12.2
Total public sector external debt as % of total exports(1)	49.0	61.9

(1)	Peru does not include IMF credit use in reports of total public sector external debt. Debt ratios are calculated on the basis of Peru’s total official non-reserve liabilities.

Source: Central Bank and Ministry of Economy and Finance.

Public Sector External Debt, Net of Reserves

(in millions of U.S. dollars, at current prices)

	For the Six Months Ended June 30,
	2019	2020
Public sector external debt(1)	(23,204)	(25,758)
Gross international reserves of the Central Bank	66,714	71,472

Reserves, net of public sector external debt	43,510	45,714

(1)	Peru does not include IMF credit use in reports of total public sector external debt.

Source: Central Bank and Ministry of Economy and Finance.

Peru’s credit ratings are as follows as of June 30, 2020:

•	Fitch: long term issuer default rating of BBB+ (Outlook Stable);

•	Standard & Poor’s: long term foreign currency credit rating of BBB+ (Outlook Stable);

•	Moody’s: long term foreign currency bonds rating of A3 (Outlook Stable); and

In June 2019, Peru issued U.S.$750 million in principal amount of its 2.844% U.S. Dollar-Denominates Global Bonds due 2030.

In December 2019, Peru consummated a new issuance of bonds and a simultaneous liability management transaction consisting of a (x) switch tender offer to holders of its outstanding (i) 5.2% Bonos Soberanos due 2023 and 5.7% Bonos Soberanos due 2024 and (ii) 7.35% U.S. Dollar-Denominated Global Bonds due 2025 and 4.125% U.S. Dollar-Denominated Global Bonds due 2027; and (y) stand-alone cash tender offer to holders of its outstanding 7.84% Bonos Soberanos due 2020.

The transaction resulted in the following issuances of securities:

•	a new issue of S/8,260,720,000 (equivalent to approximately U.S.$2.4 billion) aggregate principal amount of the Republic’s Sol-Denominated 5.35% Bonos Soberanos due 2040, and

•	a reopening totaling S/1,842,164,000 (equivalent to approximately U.S.$540 million) aggregate principal amount of the Republic’s Sol-Denominated 5.4% Bonos Soberanos due 2034.

In April 2020, Peru consummated a new issuance of U.S.$1,000 million in principal amount of its 2.392% U.S. Dollar-Denominates Global Bonds due 2026 and a new issue of U.S.$2,000 million in principal amount of its 2.783% U.S. Dollar-Denominates Global Bonds due 2031.

The following table provides information on capital flows from multilateral lenders for the periods presented.

Capital Flows from Multilateral Lenders

(in millions of U.S. dollars)

	For the Six Months Ended June 30,
	2019	2020
World Bank:
Disbursements minus principal amortizations	92.7	16.5
Disbursements minus principal, interest and commissions	67.9	(10.0)
IADB:
Disbursements minus principal amortizations	121.1	304.9
Disbursements minus principal, interest and commissions	91.6	285.5

Source: Ministry of Economy (General Bureau of Public Debt and Treasury).

The following tables summarize public sector external debt by creditor for the periods indicated.

Public Sector External Debt by Creditor(1)

(in millions of U.S. dollars, at current prices)

	For the Six Months Ended June 30,
	2019	2020
Official creditors:
Multilateral debt:
IADB	1,371	1,473
World Bank	1,237	1,581
IFAD(2)	44	48
IMF	—	—
OPEC(3)	—	—
CAF	1,197	1,052

Other	0

Total multilateral debt	3,849	4,153

Bilateral debt:
Paris Club	731	741
United States (Paris Club)	26	24
Latin America	—	—
Eastern Europe countries and China	—	—
Japan (Paris Club)	428	417
Other countries	—	—

Total bilateral debt	1,185	1,181

Total official debt	5,033	5,335

Private creditors:
Banking	1,324	1,368
Suppliers	3	—

Total private sector debt	1,327	1,368

Bonds:
Brady bonds and Global Bonds	16,843	19,055

Total bonds	16,843	19,055

Total public sector external debt	23,204	25,758

(1)	Medium- and long-term debt, excluding IMF financing.

Source: Ministry of Economy and Finance (Office of Public Credit).

Public Sector External Debt by Creditor(1)

(as a percentage of total public sector external debt)

	For the Six Months Ended June 30,
	2019	2020
Official creditors:
Multilateral debt:
IADB	5.9	5.7
World Bank	5.3	6.1
IFAD(2)	0.2	0.2
IMF	—	—
OPEC(3)	—	—
CAF	5.2	4.1
Other	—	—

Total multilateral debt	16.6	16.1
Bilateral debt:
Paris Club	3.1	2.9
Unites States (Paris Club)	0.1	0.1
Latin America	—	—
Eastern Europe countries and China	—	—
Japan (Paris Club)	1.8	1.6
Other countries	—	—

Total bilateral debt	5.1	4.6

Total official debt	21.7	20.7

Private creditors:
Banking	5.7	5.3
Suppliers	—	—

Total private sector debt	5.7	5.3

Bonds:
Brady bonds and Global Bonds	72.6	74.0

Total bonds	72.6	74.0

Total public sector debt	100.0	100.0

(1)	Medium- and long-term debt, excluding IMF financing
(2)	International Fund for Agricultural Development
(3)	Organization of Petroleum Exporting Countries

Source: Ministry of Economy and Finance (Office of Public Credit).

Public Sector External Debt Structure by Maturity Term

(in millions of U.S. dollars and as a percentage of total public sector external debt)(1)

	For the Six Months Ended June 30,
	2019	2020
Short-term debt	201	23
Medium- and long-term debt	23,204	25,758

Total	23,405	25,781
Short-term debt (as a % of total public sector external debt)	0.9	0.1
Medium- and long-term debt (as a % of total public sector external debt)	99.1	99.9

(1)	Includes Central Bank debt.

Source: Central Bank and Ministry of Economy and Finance.

The following table provides public sector external debt by currency as of June 30, 2020.

Summary of Public Sector External Debt by Currency(1)

(in millions of U.S. dollars, except for percentages)

	For the Six Months Ended June 30, 2020 (2)
	U.S.$	%
Currency
U.S. dollar	21,701	84.2
Japanese yen	509	2.0
Special Drawing Rights	48	0.2
Euro	3,077	11.9
Swiss franc	—	—
Soles(3)	424	1.6

Total	25,758	100.0

(1)	Includes outstanding loans due by COFIDE that are not guaranteed by Peru.
(2)	Exchange rate as of June 30, 2020.
(3)	IADB loans converted to Soles.

Source: Ministry of Economy and Finance (Office of Public Credit).

The following table provides information regarding Peru’s public sector external debt service as of the dates presented.

Public Sector External Debt Service(1)

(in millions of U.S. dollars, except for percentages)

	For the Six Months Ended June 30,
	2019	2020
Interest payments	631	583
Amortization	1,061	179

Total public sector external debt service	1,692	762
As % of total exports(2)	6.1	3.8
As % of total exports and workers’ remittances	5.7	3.6
As % of GDP	1.5	0.8
As % of total fiscal revenue	8.3	4.9

(1)	Medium-and long-term debt service; excludes Central Bank debt and excludes extraordinary financing and refinancing.
(2)	Includes exports of goods and services and investment income.

Source: Central Bank and Ministry of Economy and Finance.

As of June 30, 2020, interest and amortization payments on public sector external debt was U.S.$762 million, or 0.8% of GDP. In this period, Peru paid U.S.$117 million to international organizations, U.S.$83 million to Paris Club creditors, U.S.$481 million to holders of sovereign bonds, and U.S.$27 million to other creditors.

Domestic Debt

The following table provides total public sector domestic debt, excluding intra-governmental debt, as of the dates presented.

Total Public Sector Domestic Debt

(in millions of U.S. dollars, at current prices)

	For the Six Months Ended June 30,
	2019	2020
Long-term debt:
Banco de la Nación	300	138
Treasury bonds	35,818	35,745
Other	—	—

Total long-term debt	36,117	35,883

Short-term debt	749	612

Total	36,866	36,495

Total public sector domestic debt as % of GDP	16.3	17.3

Source: Central Bank.

The following table provides a list of Peru’s outstanding domestic public sector bonds as of the dates presented.

Public Sector Domestic Bonds(1)

(in millions of U.S. dollars, at current prices)

	Principal Amount Outstanding as of June 30,
	2019	2020
Central Bank capitalization bonds	120	111
Financial system support bonds	—	—
Debt exchange bonds	90	83
Pension recognition bonds	1,403	1,145
Sovereign bonds	34,205	34,405
Other bonds	—	—

Total	35,818	35,745

(1)	Excludes intra-governmental debt issued in the form of bonds.

Source: Central Bank.